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[LOGO] KINROSS                                              [LOGO] COMPUTERSHARE
       GOLD CORPORATION                    Computershare Trust Company of Canada
                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com




                                            HOLDER ACCOUNT NUMBER






                                            KNRQ


LETTER OF TRANSMITTAL FOR SHAREHOLDERS OF KINROSS GOLD CORPORATION
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TO:      COMPUTERSHARE TRUST COMPANY OF CANADA
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PLEASE CAREFULLY REVIEW THE INSTRUCTIONS BEFORE COMPLETING THIS LETTER OF
TRANSMITTAL. COMPUTERSHARE TRUST COMPANY OF CANADA, YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR CAN ASSIST IN COMPLETING THIS LETTER OF TRANSMITTAL.

Unless defined in this Letter of Transmittal or these Instructions, capitalized terms have the meaning ascribed thereto in the management information circular of Kinross Gold Corporation (the "Corporation") dated October 15, 2004 ("Information Circular"). SHAREHOLDERS SHOULD REFER TO THE INFORMATION CIRCULAR FOR PARTICULARS OF THE CONSOLIDATION/DECONSOLIDATION.

This Letter of Transmittal is for use by holders of common shares of the Corporation in connection with the proposed consolidation/deconsolidation of the common shares as more fully described in the steps listed below:

   a) Effective Sunday, November 28, 2004 (or such other date as the board of directors may determine) (the "Consolidation Date"), the common shares of the Corporation will be consolidated on a 1 for 100 basis;

   b) Thereupon, any holder of less than 1 common share will cease to hold common shares and will be entitled to be paid cash consideration equal to that number of preconsolidation common shares held by the holder multiplied by the weighted average trading price per pre-consolidation share of the Corporation's common shares on the Toronto Stock Exchange during the five consecutive trading days ending on and including the trading day immediately prior to the date on which the Special Resolution is enacted, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding common shares; and

   c) Effective Monday, November 29, 2004 (or such other date as the board or directors may determine) at 12:01 a.m., the remaining common shares will be split on a 100 for 1 basis.

The result of these steps will be that the holders of less than 100 common shares of the Corporation will cease to hold common shares of the Corporation and will be entitled to receive cash consideration for their common shares. After completion of these steps, holders of 100 or more common shares would end up with the same number of common shares as they had before the steps commenced.

The undersigned hereby authorizes and directs the Transfer Agent to issue a certificate for new common shares to which the undersigned may be entitled as indicated below (unless the undersigned is entitled to receive cash) and by mailing same to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

The records of Computershare Trust Company of Canada ("COMPUTERSHARE") show that you are a holder of common shares of the Corporation (or hold shares of a predecessor company which entitles you to common shares of the Corporation). By completing this Letter of Transmittal, you hereby represent and warrant that you are the owner of the number of common shares of the Corporation or predecessor shares, which shares are represented by the share certificate(s) ("FORMER SHARE CERTIFICATE(S)"), described below and delivered herewith and have full power and authority to herewith deposit such shares. You hereby surrender the undernoted Former Share Certificate(s).


Certificate Number           Number of Shares            Name of Company           Registered in the Name of
---------------------------  --------------------------  ------------------------- ------------------------------------------------






---------------------------  --------------------------  ------------------------- ------------------------------------------------

You are entitled to receive certificates if you hold 100 (or more) common shares of the Corporation or cash if you hold less than 100 common shares of the Corporation in exchange for

/ / If you have lost some or all of your Former Share Certificates, check this box, complete the enclosed Affidavit and read instruction 3.

     DETAILED INSTRUCTIONS FOR USE OF THIS LETTER OF TRANSMITTAL APPEAR ON
                       THE REVERSE SIDE OF THIS DOCUMENT.

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IMPORTANT NOTICE
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In order to recive share certificate(s) or cash, you mist complete, sign and deliver this Letter of Transmittal along with your Former Share Certificate(s) to Computershare as provided under "Use of Letter of Transmittal" in the enclosed Instructions.

DIRECTION BY SHAREHOLDER TO COMPUTERSHARE TRUST COMPANY OF CANADA
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Please forward the share certificate(s) representing the the Corporation's
Common Shares or the cash consideration issued in exchange for the Corporation's common Shares represented by the above certificate(s), as follows:



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Name(s) (please print)


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Address


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City                                        Province/State                     Postal Code/ZIP Code


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Telephone (Office)(     )       (Home)(    )          Social Insurance Number/Tax Identification Number


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--------------------             --------------------------------------         -------------------------------------
Date                             Signature of Shareholder                       Signature of Shareholder

INSTRUCTIONS
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1.      USE OF LETTER OF TRANSMITTAL

        (a) Send or deliver the your Former Share Certificate(s) and this Letter of Transmittal duly completed and signed to Computershare at one of the offices listed below. You may choose which method of delivery to Computershare to use, however it is at your risk and if mail is used, registered mail is recommended.

        (b) If your Former Share Certificate(s) are registered in different names or addresses, you must submit separate Letters of Transmittal for each different registration or account. If such certificate(s) represent joint ownership, all joint owners must sign this Letter of Transmittal.

        (c) The signature on the Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever and your Former Share Certificate(s) need not be endorsed or accompanied by any share transfer power of attorney.

        (d) Former Share Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

                An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

        (e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

        (f) The Corporation reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received.

        (g) Each registered shareholder is entitled, without charge, to have issued to him one certificate of the Corporation for each Former Share Certificate surrendered. A fee of $3.50 plus applicable tax, however, must be remitted for each additional certificate required.

2.      CANCELLATION OF RIGHTS AFTER TWO YEARS
        If you fail to deliver and surrender to Computershare the Former Share Certificate(s) together with a duly executed and completed Letter of Transmittal and other required documents, ON NOVEMBER 29, 2006, SUCH FORMER SHARE CERTIFICATE(S) SHALL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE AND THE RIGHT OF SUCH HOLDER OF KINROSS SHARES OR PREDECESSOR SHARES SHALL BE DEEMED TO BE SURRENDERED TO KINROSS TOGETHER WITH ALL DIVIDENDS OR DISTRIBUTIONS THEREON DECLARED OR HELD FOR SUCH HOLDER.

3.      LOST OR DESTROYED SHARE CERTIFICATES
        If you have lost your Former Share Certificate(s), please check the box on page 1 and complete the enclosed affidavit of lost or destroyed certificate.

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IMPORTANT INFORMATION FOR U.S. SHAREHOLDERS
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For these purposes, a "U.S. Shareholder" is a beneficial owner of Common Shares that is a citizen or resident individual of the United States, a corporation or any other entity taxable as a corporation, in either case organized in or under the laws of the United States or any state or political subdivision thereof, or an estate or trust that is subject to United States federal income taxation on a net income basis in respect of such shares. Under U.S. federal income tax law, U.S. Shareholders whose Common Shares are surrendered for payment in cash or other shares must provide us with their correct Taxpayer Identification Number ('TIN') and certain other information, and must certify whether they are subject to backup withholding of U.S. Federal income tax.

FAILURE TO PROVIDE THIS INFORMATION ON THE SUBSTITUTE FORM W-9 MAY SUBJECT YOU TO 28% U.S. FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE PAYMENT OF CONSIDERATION PAID TO YOU.

In addition, you may be subject to a $50 penalty for failure to provide the TIN.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld provided such persons supply the requisite information to the U.S. Internal Revenue Service. If withholding results in an overpayment of taxes, you may be eligible for a refund of such amounts.

If you do not currently have a TIN, but have applied for one or expect to apply for one in the near future, please indicate this on the Substitute Form W-9, as described below. You must inform us of the correct TIN once you have received it. If you have not notified us of your TIN by the time of payment, you will be subject to backup withholding.

COMPLETING THE SUBSTITUTE FORM W-9
If you are an individual, your TIN is your social security number. If you do not have a social security number, but have applied to receive one, or expect to apply for one in the near future, then check the "AWAITING TIN" box on the Substitute Form W-9. If you do not have a TIN, and will not apply for one, you will be subject to backup withholding.

If you have been notified by the Internal Revenue Service that you are subject to backup withholding as a result of a failure to report all interest or dividends, then you must cross out item 2 of the Certification section on the Substitute Form W-9. In this case you will be subject to backup withholding.

You must sign and date the Substitute Form W-9. If you check "Awaiting TIN," you must sign and date the Certificate of Awaiting Taxpayer Identification Number section at the bottom of the Substitute Form W-9.

If the Common Shares are registered in more than one name, or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 and attached "Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9" for additional guidance on which number to report.

PRIVACY NOTICE
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Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

BY MAIL                          BY REGISTERED MAIL, HAND OR COURIER
-------------------------------  -----------------------------------------------
Computershare                    Computershare
ATTENTION: Corporate Actions     ATTENTION: Corporate Actions
P.O. Box 7021                    9th Floor, 100 University Avenue
31 Adelaide St E                 Toronto, ON M5J 2Y1
Toronto, ON M5C 3H2


PLEASE DIRECT ANY QUESTIONS OR REQUESTS FOR ASSISTANCE TO:
--------------------------------------------------------------------------------
[LOGO] COMPUTERSHARE
TOLL FREE (CANADA AND U.S.) 1-888-982-0963
INTERNATIONAL 1-514-982-7121
EMAIL service@computershare.com
HOURS OF OPERATION 8:30a.m. - 8:00p.m. EST

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[LOGO] COMPUTERSHARE
TOLL FREE (CANADA AND U.S.) 1-888-982-0963
INTERNATIONAL 1-514-982-7121
EMAIL service@computershare.com
HOURS OF OPERATION 8:30a.m. - 8:00p.m. EST